UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HSN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

404303109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 404303109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,516,167

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,516,167

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,516,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 32.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Calculated based on 56,341,795 shares of Common Stock outstanding as of April 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending March 31, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

HSN, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of HSN, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On May 14, 2009, the Reporting Person purchased from a financial institution in a post-paid forward transaction an aggregate of 1,872,210 shares of Common Stock for $4.63 per share.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 3 above is incorporated by reference in this Item 4.  The Reporting Person acquired the shares of Common Stock reported in this Amendment because it was a financially prudent way for the Reporting Person to increase its interest in the Issuer without exceeding the Applicable Percentage.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the Liberty Schedule 13D.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The Reporting Person has the sole power to vote or to direct the voting of 18,516,167 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 32.9% of the Common Stock.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is 56,341,795, based on amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2009.

Other than as stated herein, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.

Item 7.  Material to be Filed as Exhibits

7(a)         Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII,  Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)         Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)         Registration Rights Agreement, dated as of August 20, 2008, among HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 21, 2009	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)

Registration Rights Agreement, dated as of August 20, 2008, among HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).